[LETTERHEAD OF SULLIVAN & CROMWELL]

CONFIDENTIAL TREATMENT REQUESTED BY
FEISHANG ANTHRACITE RESOURCES LIMITED

August 15, 2013

Ms. Mary Cascio,
Special Counsel,
Division of Corporation Finance,
Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C., 20549,
U.S.A.

Re: Feishang Anthracite Resources Limited Confidential Submission of Draft Registration Statement on Form 20-F

Dear Ms. Cascio:

On behalf of Feishang Anthracite Resources Limited (the “Company”), a company incorporated under the laws of the British Virgin Islands, enclosed please find a draft Registration Statement on Form 20-F (the “Registration Statement”) relating to the registration of the Company’s ordinary shares, par value HK$0.10 per share (the “Ordinary Shares”), under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The Ordinary Shares are being registered under the Exchange Act pursuant to the requirements of Staff Legal Bulletin No. 4 of the Securities and Exchange Commission (the “Commission”) in connection with a proposed pro rata distribution of the Ordinary Shares to the shareholders of China Natural Resources, Inc. (“CHNR”), a company incorporated under the laws of the British Virgin Islands with common shares listed on the NASDAQ Capital Market, as part of a proposed spin-off (the “Spin-Off”) of the Company by CHNR.  We are also enclosing with this submission a copy of a request for confidential treatment of the draft Registration Statement pursuant to Title 17 C.F.R. § 200.83.

The Company is a producer of anthracite coal based in Guizhou province of the People’s Republic of China, and it is currently a wholly-owned subsidiary of CHNR.  It is contemplated that the Spin-Off would be effected by way of a distribution in specie by CHNR of all of the issued and outstanding Ordinary Shares to the holders of the common shares of CHNR on a pro rata basis in accordance with their respective shareholdings in CHNR as of the record date for the distribution. The proposed Spin-Off does not involve any offering of any Ordinary Shares or any other securities of the Company, and the Company will not raise any proceeds.  The Ordinary Shares will not be listed on any securities exchange in the United States or quoted on any automated inter-dealer quotation system in the United States.

In connection with the Spin-Off, the Company is concurrently seeking the approval of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) for the listing of the Ordinary Shares on the Main Board of the Hong Kong Stock Exchange.  As part of the listing application process, the Company has confidentially submitted to the Hong Kong Stock Exchange for review and comment a draft listing document containing detailed business and financial information about the Company (the “Hong Kong Listing Document”).  A copy of the draft Hong Kong Listing Document will be included in the information statement to be distributed to the shareholders of CHNR in connection with the Spin-Off, which is set forth in Exhibit 15.1 to the draft Registration Statement.  The draft Registration Statement also incorporates by reference certain sections of the information statement and Hong Kong Listing Document.

The draft Registration Statement incorporates by reference the Company’s consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012, which are contained in the draft Hong Kong Listing Document.  As is customary for the Hong Kong Stock Exchange listing application process, the financial statements included in the draft Hong Kong Listing Document have not been audited and are in draft form.  These financial statements will be audited in the final Hong Kong Listing Document, which will be included in the Registration Statement to be publicly filed with the Commission.  It is also contemplated that the Registration Statement to be publicly filed with the Commission will include the Company’s audited financial statements as of and for the six months ended June 30, 2013 and the unaudited comparable financial information for the same period in 2012.  The Company will provide drafts of these financial statements in a subsequent confidential submission to the Commission’s staff (the “Staff”).

The Company has informed us that, pursuant to the instructions to Item 3.A. of Form 20-F, the Company has omitted the selected consolidated financial information as for and the years ended December 31, 2008 and 2009 from the draft Registration Statement because such information could not be provided without unreasonable effort or expense.

The Company is targeting to publicly file the Registration Statement in early October 2013 and complete the Spin-Off by November 2013.  Accordingly, should the Staff choose to review the draft Registration Statement, we would be grateful if the Staff could respond promptly with any comments as soon as practicable.

*         *         *

Please direct any questions you may have to the undersigned (tel: 011-852-2826-8632; e-mail: chuaw@sullcrom.com) or Henry Li (tel: 011-852-2826-8677; e-mail: lih@sullcrom.com).  Any correspondence or documents may also be faxed to our attention at 1-212-558-3588.

Questions pertaining to accounting and auditing matters may be directed to Bennett Wai (tel: 011-86-10-5815-3376; e-mail: bennett.wai@cn.ey.com) of Ernst & Young, the independent reporting accountants of the Company.

Sincerely yours,

/s/ William Y. Chua
William Y. Chua

(Enclosures)

cc:	Mr. Bonaventure M.W. Yue
(Feishang Anthracite Resources Limited)

Mr. Bennett Wai
(Ernst & Young)

Henry Li, Esq.
(Sullivan & Cromwell)